UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
ZERO GRAVITY CORPORATION

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Maryland

> ***Date of organization***
> April 15, 1994

Physical address of issuer
SPACE TOURISM

Website of issuer
https://www.gozerog.com/

Current number of employees
20

Filer EDGAR CIK
0001849552

Filer EDGAR CCC
9amitsd*

Filer EDGAR Password
dp2zwgfo#htp

Filer EDGAR PMAC
s3yjiur*

Submission Contact Person Information

    Name
    SHIKHA GUPTA

    Phone Number
    (703) 429-9938

    Email Address
    SHIKHA@GOZEROG.COM

    Notification Email Address
    SHIKHA@GOZEROG.COM

Signatories

    Name
    KEVIN SPROGE

    Signature

    Title
    CEO

    Email
    KEVIN@GOZEROG.COM

    Date
    April 1, 2025